Exhibit 99.1

Rail Vision Ltd. Announces Pricing of Initial Public Offering

Ra’anana, Israel / March 30, 2022/ -- Rail Vision Ltd. (the “Company”), a development stage technology company that is seeking to revolutionize railway safety and the data-related market, today announced the pricing of its initial public offering of 3,787,241 units at a combined public offering price of $4.13 per unit, each consisting of one ordinary share and one warrant to purchase one ordinary share, with an initial exercise price of $4.13 per share. The gross proceeds of the offering are expected to be $15.6 million before deducting underwriting discounts, commissions and offering expenses. The offering is expected to close on April 4, 2022, subject to satisfaction of customary closing conditions.

In addition, the Company has granted Aegis Capital Corp. (“Aegis”) a 45-day option to purchase up to such number of additional ordinary shares and/or warrants, or any combination thereof, equal to 15% of the number of units sold in the offering solely to cover over-allotments, if any. The purchase price to be paid per additional ordinary share will be equal to the public offering price of one unit (less $0.01 allocated to the warrants), less the underwriting discount. The purchase price to be paid per additional warrant will be $0.01. If Aegis exercises the option to purchase only such warrants, additional proceeds will be nominal. If Aegis exercises the option in full for ordinary shares, the total gross proceeds of the offering including overallotment are expected to be approximately $18.0 million before deducting underwriting discounts and commissions and offering expenses.

The ordinary shares and warrants are expected to begin trading on The Nasdaq Capital Market on March 31, 2022, under the symbols “RVSN” and “RVSNW,” respectively.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

A registration statement on Form F-1 (No. 333-262854) relating to the securities sold in this offering was declared effective by the Securities and Exchange Commission (the “SEC”) on March 30, 2022. The offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained, when available, on the SEC’s website, www.sec.gov, or by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th Floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy these securities, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected gross proceeds and the closing of the offering. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s preliminary prospectus (Registration No. 333- 262854), filed with the SEC on March 24, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha'Tidhar St
Ra'anana, 4366517 Israel
Telephone: +972- 9-957-7706